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January 29, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.   Ms. Patsy Mengiste
        Document Control - EDGAR

                RE:  RiverSource Market Advantage Series, Inc.
                        RiverSource Portfolio Builder Conservative Fund RiverSource Portfolio Builder Moderate Conservative Fund RiverSource Portfolio Builder Moderate Fund
                        RiverSource Portfolio Builder Moderate Aggressive Fund RiverSource Portfolio Builder Aggressive Fund RiverSource Portfolio Builder Total Equity Fund RiverSource S&P 500 Index Fund
                        RiverSource Small Company Index Fund

                Post-Effective Amendment No. 40
                File No. 33-30770/811-5897

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 40 on Form N-1A pursuant to Rule 485(a)(1) to comply with the amendments to Form N-1A.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Andrew Kirn at 612-678-9052.

Sincerely,

/s/  Scott R. Plummer
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Scott R. Plummer
Vice President, General Counsel and Secretary
RiverSource Market Advantage Series, Inc.